Filed Pursuant to Rule 424(b)(3)

Registration File No. 333-111609

Prospectus

Analytical Surveys, Inc.

Common Stock

This prospectus relates to 2,603,456 outstanding shares of our common stock that are owned by the persons named in this prospectus under the caption “Selling Shareholders.”

The selling shareholders may from time to time offer all or a portion of these shares of common stock through public or private transactions, on the Nasdaq SmallCap Market or such other securities exchange on which our common stock is traded at the time of the sale. The selling shareholders may sell these shares of common stock at prevailing market prices or at privately negotiated prices either directly or through agents, broker dealers or otherwise. You may find more information concerning how the selling shareholders may sell these shares under the caption “Plan of Distribution.”

The selling shareholders will receive all of the net proceeds from the sale of the shares of common stock offered by this prospectus. We are paying all of the expenses of registration incurred in connection with this offering, but the selling shareholders will pay all selling and other expenses.

Our common stock is traded on the Nasdaq SmallCap Market under the symbol “ANLT.” On August 27, 2004, the last reported sale price of our common stock on the Nasdaq SmallCap Market was $1.84 per share.

See “ Risk Factors” on page 6 for information that you should consider before purchasing these shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed on the adequacy or accuracy of this prospectus and any representation to the contrary is a criminal offense.

This date of this prospectus is September 7, 2004.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file at the SEC’s public reference room at its offices in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for more information about the public reference room. Our filings are also available over the Internet at the SEC’s website at http://www.sec.gov.

This prospectus is part of a registration statement that we have filed with the SEC to register the securities offered by this prospectus. The registration statement contains additional information about us and our securities. You may inspect the registration statement and exhibits at the SEC’s public reference room or at the SEC’s website.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to those documents. The documents we incorporate by reference are considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this incorporated information.

We incorporate by reference the documents listed below:

•	Our annual report on Form 10-K/A for the fiscal year ended September 30, 2003 (filed with the SEC on May 17, 2004);

•	Our Amendment No. 2 to Form 10-K/A for the fiscal year ended September 30, 2003 (filed with the SEC on August 12, 2004);

•	Our quarterly report on Form 10-Q/A for the quarter ended December 31, 2003 (filed with the SEC on May 17, 2004);

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2004 (filed with the SEC on May 17, 2004);

•	Our quarterly report on Form 10-Q for the quarter ended June 30, 2004 (filed with the SEC on August 19, 2004);

•	Our current reports on Form 8-K filed with the SEC on November 6, 2003, December 22, 2003, January 7, 2004, January 29, 2004, April 1, 2004, April 28, 2004, May 13, 2004, May 18, 2004, June 2, 2004, July 9, 2004, July 16, 2004, July 28, 2004, and August 13, 2004;

•	Our current reports on Form 8-K furnished to the SEC on January 6, 2004, February 18, 2004, May 18, 2004, and August 20, 2004;

•	The description of our common stock set forth in our registration statement on Form S-2 filed on April 18, 1996; and

•	All documents filed by us with the SEC pursuant to Sections 13(a), 14 and 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of this offering.

We also disclose information about us through current reports on Form 8-K that are furnished to the SEC to comply with Regulation FD. This information disclosed in these reports is not considered to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, is not subject to the liabilities of that section and is not incorporated by reference herein.

At your request, we will provide you with a free copy of any of these filings (except for exhibits, unless the exhibits are specifically incorporated by reference into the filing). You may request copies by writing or telephoning us at:

Analytical Surveys, Inc.

11900 Crownpoint Drive, Suite 100

San Antonio, Texas 78233

Attn: Lori Jones

(210) 657-1500

THE COMPANY

General

Analytical Surveys, Inc. (“ASI”, “we”, “our” or the “Company”), formed in 1981, provides customized data conversion, spatial data management and technical services for the geographic information systems market. Geographic information systems (“GIS”) consists of computer software, hardware, data, and personnel that are designed to help manipulate, analyze, and present information that is tied to a spatial (geographic) location. GIS information benefits users in various ways. Business and industry rely on GIS to promote enhanced infrastructure management, decision support for planning and analysis, and to provide focused development of operational needs based on efficient modeling techniques. Such systems are used by federal, state and local governments, utilities and other businesses to present multi-dimensional information about the physical location and characteristics of their diverse assets. We help customers by transforming or updating raw, often confusing information from multiple sources (maps, blueprints, construction drawings, databases, aerial photography, field inventory of asset attributes, satellite imagery, etc.) into a high-resolution, large-scale, richly detailed digital and visual representation on which organizations can rely to make better decisions with speed and confidence. We have historically targeted our services to utilities and state and local governments, and are implementing strategies to expand the range of GIS-related spatial data management and technical services offered to these markets.

We believe that the market for GIS systems and GIS-related services has grown due to growing awareness of the benefits of GIS technology coupled with lower hardware prices and increased software capability. Our customers today use GIS technology to:

•	improve network operations business processes to reduce operating expenses;

•	improve corporate customer information processes that capture, report and monitor information related to usage, billing, payments, order processing, special service requests, and records documentation. The goal is to enable improved customer service satisfaction ratings and to meet and exceed the expectations and/or requirements of regulatory agencies; and

•	access and update accurate information regarding the location, condition, and function of physical assets in support of operations and maintenance of facilities. Considerations include monitoring device and equipment performance, establishing inspection schedules and priorities, developing corrective actions necessary to remedy identified unsatisfactory performance, and ensuring update of enterprise information systems.

We believe that GIS outsourcing is a growing tendency that enables our customers to focus on their core competencies. We expect this trend provides us with the opportunity to leverage our GIS expertise into longer-term program contracts to maintain existing GIS systems in addition to our traditional contracts to build new GIS systems. Many utilities invested in GIS technology in the late 1990s resulting in improvements in operations and customer service levels. Our belief is that while many of these same companies desire new levels of improvement and maintenance of quality information, they are challenged to do so because of the cost of training and retaining highly specialized GIS technicians. We are GIS specialists and we believe that we are well positioned to provide such specialized services to these companies.

Our ongoing involvement with the technology leaders such as Intergraph and ESRI, has kept our employees abreast of the latest GIS technology. We think that by entering into long-term outsourcing contracts with us, our clients can spare the expense and risk of developing an internal resource capability necessary to provide them with higher cost savings through an efficient implementation of the latest GIS technologies.

Global economic conditions have slowed the rate of growth in the GIS market since 2000. It is our belief that there will be delays in growth consistent with other technology-related companies until our utility customers resume significant spending on information technology products and services, but there is no guarantee that such spending will resume. Newer competition, primarily from service firms with a large labor content in India, has resulted in lower margins and increased competition in the industry. The technologies utilized by our GIS customer base continue to advance and demand a current and accurate depiction of their spatially located assets. We believe, therefore, that the long-term outlook for the GIS industry is positive and that we are well positioned to serve evolving customer needs.

We enter into long-term, fixed price contracts. Payments for these contracts are often spread throughout the term of the contract and may be based on successful interim data deliveries or milestone payments. We attempt to negotiate new contracts to minimize negative cash flow and be self-funding throughout the life of the contract.

Recent Developments

On January 28, 2004, we announced that our Chief Executive Officer, J. Norman Rokosh, voluntarily resigned for personal and family reasons as our President and Chief Executive Officer, effective February 29, 2004, and as a member of our Board of Directors, effective January 28, 2004. Mr. Rokosh continued to work with us to ensure a smooth transition to new leadership. Mr. J. Livingston Kosberg, our current Chairman of the Board, served as our interim Chief Executive Officer until March 22, 2004, when Mr. Wayne Fuquay was appointed as Chief Executive Officer.

Effective January 28, 2004, Joshua Huffard resigned as a member of our Board of Directors and as member of our Audit Committee. Mr. Huffard’s resignation was not related to a disagreement with our operations, policies, or practices.

On April 12, 2004, Mr. Hamid Akhavan replaced Mr. Tom Bannon as Senior Vice President of Operations. Mr. Akhavan was previously employed by us and held various senior level positions in both operations and sales from 1984 until January 2004. He has provided consulting services to us since January. We believe our choice of Mr. Akhavan as Senior Vice President of Operations provides us with an experienced senior executive who is strongly versed in the operational management aspects of our organization and who has established strong customer relationships critical to our future success.

On May 28,2004, an event of default was triggered under our $1.7 million senior secured promissory note (the “Second Note”) held by Tonga Partners, L.P. (“Tonga”) when our Registration Statement on Form S-3 filed with the SEC on December 30, 2003 to register shares of our common stock that were issued or are issuable upon conversion of the $2.0 million senior secured convertible promissory note issued to Tonga on April 2, 2002 (the “Old Note”) and upon exercise of a warrant to purchase 500,000 shares of our common stock (the “Warrant”) was not declared effective by the SEC. On June 30, 2004, the event of default was cured when we restructured the Second Note. The restructured $1.7 million senior secured promissory note (the “Restructured Note”) bears interest at a rate of 5% per annum with such interest accruing beginning on November 4, 2003. The principal amount of the Restructured Note, together with accrued and unpaid interest, is due and payable at Tonga’s option in cash or shares of our common stock on January 2, 2006. Tonga may, however, convert the Note for shares of our common stock at any time. Tonga waived accrued interest on the Second Note through November 4, 2003, which totaled $134,000. Tonga also waived its rights to assess liquidated damages pursuant to the Second Note, relinquished its rights under the Warrant and canceled the Warrant. Pursuant to the terms of the Restructured Note, we are required to register 2,603,456 shares of common stock, which includes the 261,458 shares that were issued to Tonga on November 7, 2003 in Tonga’s partial conversion of the Old Note. Tonga may accelerate the Restructured Note if a Registration Statement registering 2,603,456 shares is not declared effective by the SEC on or before September 28, 2004, and demand a cash payment equal to 100% of the principal amount of the Restructured Note.

In June 2004, we redeemed 1,341,100 shares, or 84%, of our Series A Redeemable Preferred Stock for approximately $252,000. On March 31, 2004, the carrying value of the redeemed shares totaled approximately $1,446,000 and accrued dividends on those shares totaled approximately $170,000. The early redemption reduced the mandatory payment due on December 27, 2004, to the holders of the preferred stock from $800,000 to $129,450. On March 31, 2004, the redemption value of the redeemed shares totaled approximately $1,877,500.

On June 30, 2004, we, in cooperation with Intergraph Corporation, were awarded a $2.9 million contract for the final “roll-out” phase of the Puerto Rico Electric Power Authority (PREPA) AIRe project. The purpose of the project is to help PREPA, the electrical service provider for the island of Puerto Rico, to create a system to allow it to improve customer service and reduce costs. We will provide additional field collection and data conversion services, including customer to transformer connectivity for the Outage management System, and meter collection field services to capture and deliver a Customer Information System to meter connectivity.

FORWARD-LOOKING STATEMENTS

Certain statements included in this prospectus and in the documents that we have incorporated by reference that are not historical facts are intended to be “forward-looking statements.” Such forward-looking statements may include statements that relate to:

•	our business plans or strategies, and projected or anticipated benefits or other consequences of such plans or strategies;

•	our objectives;

•	projected and anticipated benefits from future or past acquisitions; and

•	projections involving anticipated capital expenditures or revenues, earnings or other aspects of capital projects or operating results.

Forward-looking statements generally can be identified by the use of words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate” or “believe” or similar language.

Forward-looking statements are not guarantees of future performance and all phases of our operations are subject to a number of uncertainties, risks and other influences, many of which are beyond our control. Any one of such influences, or a combination, could materially affect the results of our operations and the accuracy of the forward-looking statements that we make. Some important factors that could cause actual results to differ materially from the anticipated results or other expectations expressed in our forward-looking statements are discussed under the caption “Risk Factors” beginning on page 5. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date that they are made. We undertake no obligation to publicly update our forward-looking statements.

RISK FACTORS

You should carefully consider the following risk factors, in addition to the other information set forth or incorporated by reference in this prospectus, before purchasing shares of our common stock. Each of these risk factors could adversely affect our business, operating results and financial condition, and also adversely affect the value of an investment in our common stock.

Our cash flow may be insufficient to meet our operating and capital requirements.

We currently do not have a line of credit with any lender and rely solely on cash flow from operations to fund future operations and expenditures. There is no assurance that the cash flow from operations will be sufficient to meet our capital requirements. We must convert accounts receivable and amounts earned not billed to cash in excess of our operating expenses in order to meet our debt payments. On or before December 27, 2004, we must make a cash payment totaling approximately $149,000 to redeem a portion of our Series A Preferred Stock and accrued dividends. The Restructured Note contains terms that restrict our ability to secure additional debt and also contains immediate call provisions for events that are outside our control, and which, if triggered and exercised, would accelerate our payment obligations under the Restructured Note. In such circumstances, Tonga may demand immediate cash payment equal to 100% of the principal amount. The Restructured Note, together with accrued and unpaid interest is due and payable at Tonga’s option in cash or shares of our common stock on January 2, 2006. If a cash payment is made on January 2, 2006, the total will equal approximately $1,886,000. If a default provision is triggered and Tonga does not waive such default but demanded repayment of the Restructured Note plus accrued and unpaid interest, it would be difficult for us to meet this and other debt payments as well as fund our operations. If we do not have the cash flow necessary to meet our operating and capital requirements, we will be in violation of the agreement with Tonga and we would be forced to obtain additional financing with Tonga’s consent and/or restrict capital and operating expenditures to match available resources. If these actions are not sufficient, and we are not able to meet our commitments when due, then we will be forced to liquidate assets and repay our secured creditors with the proceeds.

Our independent auditors have expressed that there is substantial doubt about our ability to continue as a going concern.

During fiscal years 2000 through 2003, we experienced significant operating losses with corresponding reductions in working capital and net worth, excluding the impact of debt forgiveness. Our revenues and backlog have also decreased substantially during the same period. Our independent auditors issued a going concern qualification on our financial statements for each fiscal year since the fiscal 2000 results were reported. The going-concern qualification, which expressed substantial doubt about our ability to continue as a going concern, was based on the significant operating losses reported in fiscal 2003 and 2002 and a lack of external financing to fund working capital and debt requirements. As of December 31, 2003, the amount of our accumulated deficit is approximately $30 million.

Successful implementation of our turnaround efforts is required to return the Company to profitability.

The successful implementation of our turnaround efforts requires the cooperation of customers, subcontractors, vendors, lenders, outside professionals and employees. There can be no assurance that the specific strategies designed to return our operations to profitability and positive cash flow can be implemented to the extent and in the timeframe planned. We have implemented financial and operational restructuring plans designed to improve operating efficiencies, reduce and eliminate cash losses and position ourselves for profitable operations. Delays and difficulties in achieving sales targets, realizing cost savings, retaining employees and other turnaround efforts could result in continued operating losses and a decrease or loss in the value of your investment.

The market for our services is highly competitive and such competition within our industry can lead to lower profit margins and reduced volume of new work.

As the GIS services industry evolves, additional competitors may enter the industry. In addition, other improvements in technology could provide competitors or customers with tools to perform the services we provide and lower the cost of entry into the GIS services industry. We are facing increased price competition, particularly in the utilities market, from relatively new entrants to the market, which perform their work utilizing mostly offshore labor. A number of our competitors or potential competitors may have capabilities and resources greater than ours.

Our customer contracts may be adversely modified, changed or terminated prior to the expiration of the contract terms.

Most of our revenue is earned under long-term, fixed-price contracts. Our contractual obligations typically include large projects that will extend over six months to four years. These long-term contracts entail significant risks, including:

•	Our ability to estimate our costs accurately is critical to ensuring the profitability of projects.

•	Our skill at controlling costs under such fixed-price contracts once in production is required for profitable operations.

•	Contracts may be signed with a broad outline of the scope of the work, with detailed specifications prepared after a contract is signed. In preparing the detailed specifications, customers may negotiate specifications that reduce our planned project profitability.

•	Customers may increase the scope of contracts and we must negotiate change orders to maintain planned project profit margins and cash flows.

•	Customers may request us to slow down or scale back the scope of a project to satisfy their budget or cash constraints. Schedule delays and scope reductions may interrupt workflow, create inefficiencies, and increase cost.

•	Customers may require a compressed schedule that may place additional strains on cash availability and management’s ability to hire and train personnel required to meet deadlines.

•	Contracts are generally terminable by the customer on relatively short notice, and it may be difficult for us to recoup our entire investment if a project is terminated prior to completion.

•	Large, long-term, fixed-price contracts generally increase our exposure to the effects of inflation and currency exchange rate fluctuation.

We experience quarterly variations in our operating results due to external influences beyond our control, such variations could result in a decreased stock value.

Our quarterly operating results vary significantly from quarter to quarter, depending upon factors such as the following:

•	The timing of customers’ budget processes. Our customers have greatly reduced purchasing of technology solutions over the past four years, This reduction, broadly reflective of technology spending in general, may create a large demand for additional resources in the future in order to update aging systems

•	Slowdowns or acceleration of work by customers. Our contracts are generally scheduled for completion over many months or perhaps years. If delivery schedules are accelerated or delayed, our revenues may fluctuate accordingly. Costs generally increase when a schedule is lengthened due to the additional management and administrative costs associated with a longer project.

•	The impact of weather conditions on the ability of our or subcontractors to obtain satisfactory aerial photography or field data. Some of the data is collected in the field at the customer’s location. Winter weather conditions and other adverse weather can greatly impact our ability to collect data bundles and thereby generate revenue. Similarly, cloudy conditions or snow cover impacts the collection of accurate aerial photography.

•	Fluctuations in the price of our common stock as we record non-cash and non-operating income or expense each quarter as a result of the increase or decrease in the fair value of the derivative features of the Note.

For these reasons, period-to-period comparisons of our results of operations are not and will not be necessarily a reliable indication of future performance. The fluctuations of our operating results could result in a decreased value of our stock. We also could experience inconsistent quarterly revenues as a result of general weak economic conditions as customers defer projects or cancel planned expenditures.

We may need to invest in research and development to remain competitive and obtain new business.

We have devoted significant resources to developing and acquiring specialized data collection and conversion hardware and software. In order to remain competitive, we must continue to select, invest in, acquire and develop new and enhanced technology on a timely basis. If competitors introduce new products and services embodying new technologies, or if we fail to adopt or develop new technologies or to adapt our products and services to emerging industry standards, we may be unable to obtain new business or maintain existing business. There can be no assurance that we will be successful in these efforts or in anticipating developments in data conversion technology.

We may be unable to protect our proprietary rights, permitting competitors to duplicate our products and services

We do not have any patent protection for our products or technology. Third parties could independently develop technology similar to ours, obtain unauthorized access to our proprietary technology or misappropriate technology to which we have granted access. Because our means of protecting our intellectual property rights may not be adequate, it may be possible for a third party to copy, reverse engineer or otherwise obtain and use our technology without authorization. Unauthorized copying, use or reverse engineering of our products could result in the loss of current or future customers.

Our business comes from two core markets and adverse changes in those markets could cause a reduction in the demand for our services.

We derive our revenues primarily from two core markets, utilities and state and local governments. The ongoing consolidation and reduced technology budgets of the utilities industry has and may continue to increase competition and reduce profitability for the GIS services projects of current and potential customers. Also, to the extent that utilities remain regulated, legal, financial and political considerations may constrain the ability of utilities to fund geographic information systems. Many state and municipal entities are subject to legal constraints on spending, and a multi-year contract with any such entity may be subject to termination in any subsequent year if the entity does not choose to appropriate funds for such contracts in that year. Moreover, fundamental changes in the business practices or capital spending policies of any of these customers, whether due to budgetary, regulatory, technological or other developments or changes in the general economic conditions in the industries in which they operate, could cause a material reduction in demand by such customers for the services we offer. Any such reduction in demand could have a significant adverse impact on our net revenue levels.

The unavailability of a skilled labor force may hinder our ability to produce accurate, cost-effective solutions to meet the terms of our contracts.

Our business is labor-intensive and requires trained employees. We compete for qualified personnel against numerous companies, including more established companies with significantly greater financial resources than ours. Our business, financial condition and results of operations could be materially adversely affected if we are unable to hire qualified personnel or if we are unable to retain qualified personnel in the future. High turnover among our employees could increase our recruiting and training costs, could affect our ability to perform services and earn revenues on a timely basis and could decrease operating efficiencies and productivity. In addition, a significant portion of our costs consists of wages to hourly workers. An increase in hourly wages, costs of employee benefits or employment taxes could increase our other general and administrative costs and thereby reduce our net income.

If we are unable to retain the members of our senior management team our business operations may be adversely impacted.

Our success depends upon the continued service of our key employees: Wayne Fuquay, Chief Executive Officer; Lori Jones, Chief Financial Officer; John Federowicz, Vice President – Sales and Data Management Solutions; and Hamid Akhavan, Senior Vice President – Operations . Our ability to retain our management team is an important factor in our turnaround program and our ability to pursue our overall business plan. While we have employment agreements with Ms. Jones and Messrs. Fuquay and Federowicz, there is no assurance that we will be able to retain the services of such key personnel. We do not maintain any key personal life insurance policies. Layoffs in recent years may impair our ability to retain and recruit other key personnel. The loss or interruption of the services of Ms. Jones or of Messrs. Fuquay, Federowicz or Akhavan could have a material adverse effect on our business, financial condition and results of operations. Our future financial results will also depend upon our ability to attract and retain highly skilled technical, managerial and marketing personnel.

The unavailability or unsatisfactory performance of our subcontractors may affect our ability to deliver quality services to our customers.

Certain of our services require us to perform tasks that are outside our expertise such as the acquisition of aerial photography. We are dependent upon the continued availability of third party subcontractors for such production tasks. We also use subcontractors for work similar to that performed by our own employees such as field data acquisition. The insufficient availability of or unsatisfactory performance by these unaffiliated third-party subcontractors could have a material adverse effect on our business, financial condition and results of operations due to delays in project schedules, product quality and increased costs of production.

The unsatisfactory performance or unavailability of overseas subcontractors may impact our ability to profitably perform services under existing contracts.

We utilize subcontractors in India and may from time to time use subcontractors in other overseas locations to perform certain tasks such as data conversion and photogrammetric interpretation at lower costs than could be achieved in the United States. Our ability to perform services under some existing contracts on a profitable basis is dependent upon the continued availability of our overseas subcontractors and the quality of their work. For example, India has in the past experienced significant inflation, civil unrest and regional conflicts. Events or governmental actions that would impede or prohibit the operations of our subcontractors could have a material adverse effect on us. We are in the fifth year of a five-year exclusive agreement with InfoTech Enterprises, Ltd., an India-based company, to provide production capacity for data conversion and other related services. Under the agreement, we had provided certain assurances of production volume to InfoTech. Currently, we are not meeting these production volume commitments due to the weakened demand for services from our customer base. In consideration for this volume shortfall, we have permitted InfoTech to seek additional work volume in the aerial photogrammetry sector. In addition, to supplement its work volume InfoTech has sought other work directly from our competitors based in the United States. If our exclusive agreement with InfoTech is not renewed, we may have to secure an alternate source of labor in India. This may increase our cost of offshore services in the short term as we train a new supplier, and may cause delays in completing existing contracts. We utilize InfoTech to provide more than 90% of our offshore subcontractor services (which services constitute less than 10% of our total production costs).

We receive some business from referrals and any reduction in those referrals could affect our business.

A portion of our sales is the result of referrals derived, either directly or indirectly, from engineers, software developers and consultants in the GIS industry. We believe that our continued success in the GIS services market is dependent, in part, on our ability to maintain current relationships and to cultivate additional relationships with other industry participants. Such participants could acquire a GIS data collection or data conversion business or businesses or form other relationships with our competitors. There can be no assurance that relationships with GIS consultants will continue to be a source of business for us. Our inability to maintain such relationships or to form new relationships could reduce our ability to obtain new business and maintain existing business, thereby reducing our revenue.

We have outstanding preferred stock and “blank check” preferred stock that could be issued resulting in the dilution of share ownership.

Our Articles of Incorporation allow the board of directors to issue up to 2,500,000 shares of preferred stock and to fix the rights, privileges and preferences of those shares without any further vote or action by the shareholders. Our outstanding preferred stock holds dividend priority and liquidation preferences over shares of our common stock, including the common stock being registered in this Registration Statement. However, because the outstanding preferred stock is not convertible to common stock, it has no potential dilutive effect on the shares offered under this Registration Statement. Nonetheless, the common stock will be subject to dilution if our board of directors utilizes its right to issue additional shares of preferred stock that is convertible into common stock. The rights of the holders of common stock are and will be subject to, and may be adversely affected by, the rights of the holders of the 1.6 million shares of preferred stock that we have previously issued and any preferred stock that we may issue in the future. Any such issuance could be used to discourage an unsolicited acquisition proposal by a third party.

We are effectively controlled by a single stockholder which may result in biased decision-making.

As of July 1, 2004, Tonga owned 179,458 shares, or 16.0%, of our outstanding common stock. Tonga also holds the Restructured Note. The principal amount of the Restructured Note plus accrued interest is convertible at any time into common stock at a price that varies in accordance with the changes in the closing bid price of our common stock. A lower closing bid price will effect a lower Conversion Price and a higher percentage of ownership by Tonga upon conversion. The Restructured Note is convertible at a price equal to the lesser of (i) $4.00, (ii) 90% of the average closing bid prices of our common stock for the 90 trading days ending the trading date immediately preceding the closing date, and (iii) 90% of the average closing bid prices for our common stock for the three trading days having the lowest closing bid price during the 20 trading days immediately prior to the conversion date. If the Restructured Note had been converted in full on July 1, 2004, the conversion price would have been $1.50, and we would have issued 1,170,954 shares to redeem the principal and accrued interest. The conversion price would have been equal to 90% of the average closing bid prices of the common stock for the three trading days having the lowest closing bid price during the 20 trading days preceding July 1, 2004. Tonga would have owned approximately 60% of our outstanding shares immediately after the conversion.

Pursuant to the Restructured Note and the Note and Warrant Purchase Agreement by and between ASI and Tonga dated as of March 21, 2002 as amended, Tonga has the right to appoint a majority of our board of directors. Accordingly, Tonga has the power to effectively control the election of our directors and to influence the outcome of various corporate actions requiring shareholder approval. All three outside members of our current board of directors are Tonga appointees. This control could discourage a third party from seeking to acquire us even if an acquisition would be beneficial to our stockholders.

Our stock price is highly volatile and the purchase or sale of relatively few shares can disproportionately influence the share price.

The trading price and volume of the common stock has been and may continue to be subject to significant fluctuations in response to:

•	actual or anticipated variations in our quarterly operating results;

•	the introduction of new services or technologies by us or our competitors;

•	changes in other conditions in the GIS industry or in the industries of any of our customers;

•	changes in governmental regulation, government spending levels or budgetary procedures; and

•	changes in the industry generally; or seasonal, general market or economic conditions.

The trading price of the common stock may vary without regard to our operating performance. Historically, we have been a thinly traded stock, therefore relatively few shares traded can disproportionately influence share price.

We have restated our consolidated financial statements for the quarter ended December 31, 2003, and the years ended September 30, 2003 and 2002, and while the adjustments are non-operational in nature and include non-cash interest charges and non-cash other income or expense and the weighted average of diluted shares outstanding, the market may look unfavorably on such restatement.

The restatement was made to reflect the proper accounting for the conversion feature of the Old Note and Second Note and the related Warrant. The application of these features as derivatives results in two non-operational items: non-cash interest charges and other income or expense resulting from the change in fair value of the derivative features. The carrying value of the Second Note has been adjusted to record the discount created by the original $336,000 fair market value of the derivative features and the accretion of interest resulting from the discount. The Warrant was reclassified to current liabilities, which resulted in a $200,000 decrease to common stock. Both the Warrant and the conversion feature (“derivative instruments”) are reported as current liabilities and have been recognized at fair value as of December 31, 2003, and September 30, 2003 and 2002. The decrease in these liabilities from the date of issuance to September 30, 2002, resulted in an increase to other income totaling $90,000, partially offset by $23,000 accretion of the related indebtedness. Additionally, the computations for the weighted average of diluted shares outstanding for the year ended September 30, 2002, were not properly calculated in our fiscal 2003 disclosures. Diluted earnings per share have been restated to reflect the correct weighted average shares outstanding. The net result of these adjustments for the year ended September 30, 2002, increased the net income available to common shareholders and reduced the accumulated deficit by $67,000, and basic and diluted earnings per share available to common shareholders increased by $0.10 and $1.71, respectively.

The derivative instruments have been recognized at fair value as of September 30, 2003, resulting in a $39,000 increase to other income in fiscal 2003, and we recorded $45,000 of additional interest expense resulting from the amortization of the discount to the Old Note and Second Note. The net result of these fiscal 2003 adjustments increased the net loss available to common shareholders and the accumulated deficit by $6,000 and net loss per share available to common shareholders increased by $0.01.

Similar adjustments in the quarter ended December 31, 2003, resulted in an additional $12,000 interest expense and $53,000 other expense. The net loss available to common shareholders for the first quarter of fiscal 2004 increased by $65,000 and net loss per share available to common shareholders increased by $0.07.

USE OF PROCEEDS

All of the shares of common stock offered hereby are being offered by the selling shareholders, who will receive all proceeds from such sales. We will not receive any proceeds from the sale of shares of common stock offered by the selling shareholders.

SELLING SHAREHOLDERS

The table below sets forth certain information regarding the beneficial ownership of our common stock by all of the selling shareholders. The selling shareholders may from time to time offer the shares of common stock offered by this prospectus. We do not know when or in what amounts the selling shareholders may offer shares for resale and we cannot assure you that the selling shareholders will sell any or all of the shares offered by this prospectus.

Selling Shareholders	Number of Shares Beneficially Owned Prior to the Offering		Percentage of Outstanding Common Stock Beneficially Owned prior to the Offering	Number of Shares Covered by this Prospectus		Number of Shares Beneficially Owned After the Offering	Percentage of Outstanding Common Stock Beneficially Owned if all Offered Shares are Sold
Tonga Partners, L.P.(4)	1,350,412	(1)(2)	60.0%	2,603,456	(3)	0	0%

(1)	As of July 1, 2004, Tonga beneficially owned 1,350,412 shares of our common stock, which consists of (i) 179,458 shares held directly (Tonga has sold or disposed of 82,000 shares of the 261,458 shares that were issued to Tonga in November 2003 pursuant to the partial conversion of the Old Note) and (ii) 1,170,954 shares beneficially owned (assuming conversion of the Restructured Note plus accrued interest on July 1, 2004 at a conversion price of $1.50 per share).

(2)	On April 2, 2002, we issued the Old Note and the Warrant to Tonga. On November 6, 2003, Tonga converted $300,000 of the Old Note at the conversion price of $1.24 plus accrued interest into 261,458 shares of our common stock and has since sold or disposed of 82,000 of these shares. The conversion price of the Old Note was equal to the lesser of (i) $4.00, (ii) 90% of the average closing bid price of our common stock for the 90 trading days ending the trading date immediately preceding the closing date, and (iii) 90% of the average closing bid prices for our common stock for the three trading days having the lowest closing bid price during the 20 trading days immediately prior to the conversion date. A second senior secured convertible promissory note having the same terms as the Old Note was issued to Tonga on November 4, 2003 for the remaining $1,700,000 in principal amount not converted under the Old Note (the “Second Note”). On June 30, 2004, we restructured the Second Note. The $1,700,000 in principal amount restructured note (the “Restructured Note”) bears interest at a rate of 5% per annum with such interest accruing beginning on November 4, 2003. The Restructured Note, together with accrued and unpaid interest, is due and payable at Tonga’s option in cash or shares of our common stock, on January 2, 2006. In addition, in connection with the Restructured Note, the Warrant was canceled. As of June 30, 2004, the principal and accrued interest due under the Restructured Note was $1,756,430. The Restructured Note plus accrued interest is convertible at any time into common stock at a price that varies in accordance with the changes in the closing bid price of our common stock. The conversion price of the Restructured Note is equal to the lesser of (i) $4.00, (ii) 90% of the average closing bid price of our common stock for the 90 trading days ending the trading date immediately preceding the closing date and (iii) 90% of the average closing bid prices for our common stock for the three trading days having the lowest closing bid price during the 20 trading days immediately prior to the conversion date. As of July 1, 2004, we would have issued 1,170,954 shares to redeem the principal and accrued interest. The conversion price would have been equal to 90% of the average closing bid prices of the common stock for the three trading days having the lowest closing bid price during the 20 trading days preceding July 1, 2004. Tonga would have owned approximately 60% of our outstanding shares immediately after such full conversion.

(3)	Pursuant to the terms of that certain Amended and Restated Registration Rights Agreement made by us for the benefit of Tonga dated June 30, 2004 (the “Agreement”), represents the number of shares of our common stock issued pursuant to the partial conversion of the Old Note (261,458 shares) plus 200% of the number of shares of our common stock that would have been issuable if the Restructured Note plus accrued interest had been converted on the date of the Agreement (1,170,954 shares).

(4)	J. Carlo Cannell holds the voting and dispositive powers for Tonga Partners, L.P. Mr. Cannell is the controlling and managing member of Cannell Capital, LLC. Cannell Capital, LLC is the general partner and investment adviser to Tonga partners, L.P.

PLAN OF DISTRIBUTION

The selling shareholders, their pledgees, donees, transferees or other successors in interest, may from time to time sell shares of our common stock directly to purchasers or indirectly to or through underwriters, broker-dealers or agents. The selling shareholders may sell all or part of their shares in one or more transactions at fixed prices, varying prices, prices at or related to the then-current market price or at negotiated prices. The selling shareholders will determine the specific offering price of the shares from time to time that, at that time, may be higher or lower than the market price of our common stock on the Nasdaq SmallCap Market. Usual and customary brokerage fees will be paid by each selling shareholder.

The selling shareholders and any underwriters, broker-dealers or agents participating in the distribution of the shares of our common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any profit from the sale of such shares by the selling shareholders and any compensation received by any underwriter, broker-dealer or agent may be deemed to be underwriting discounts under the Securities Act. The selling shareholders may agree to indemnify any underwriter, broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

Because selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market. With certain exceptions, Regulation M precludes the selling shareholders, any affiliated purchasers, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security.

The method by which the selling shareholders, or their pledgees, donees, transferees or other successors in interest, may offer and sell their shares may include, but are not limited to, the following:

•	sales on the Nasdaq SmallCap Market, the over-the-counter market, or other securities exchange on which the common stock is listed at the time of sale, at prices and terms then prevailing or at prices related to the then-current market price;

•	sales in privately negotiated transactions;

•	sales for their own account pursuant to this prospectus;

•	through the writing of options, whether such options are listed on an options exchange or otherwise through the settlement of short sales;

•	cross or block trades in which broker-dealers will attempt to sell the shares as agent, but may position and resell a portion of the block as a principal in order to facilitate the transaction;

•	purchases by broker-dealers who then resell the shares for their own account;

•	brokerage transactions in which a broker solicits purchasers;

•	any combination of these methods of sale; and

•	any other method permitted pursuant to applicable law.

Any shares of common stock covered by this prospectus that qualify for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The shares of our common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states, the shares of our common stock may not be sold unless they have been registered or qualified for sale or the sale is entitled to an exemption from registration.

The selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

To the extent required by a particular offering, we will set forth in a prospectus supplement or, if appropriate, a post-effective amendment, the terms of such offering, including among other things, the number of shares of common stock to be sold, the public offering price, the names of any underwriters, dealers or agents and any applicable commissions or discounts. In addition, upon notification to us by a selling shareholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

To our knowledge, there are currently no plans, arrangements or understandings between any selling shareholder and any underwriter, broker-dealer or agent regarding the sale of shares of our common stock by the selling shareholders.

The selling shareholders will pay all fees, discounts and brokerage commissions in connection with any sales, including any fees to finders. We will pay all expenses of preparing and reproducing this prospectus, including expenses or compliance with state securities laws and filing fees with the SEC.

Under applicable rules and regulations under Regulation M under the Exchange Act, any person engaged in the distribution of the common stock may not simultaneously engage in market making activities, subject to certain exceptions, with respect to the common stock for a specified period set forth in Regulation M prior to the commencement of such distribution and until its completion. In addition and with limiting the foregoing, the selling stockholders will be subject to the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of the common stock by selling stockholders. The foregoing may affect the marketability of the common stock offered hereby.

Each selling stockholder may be deemed to be an “underwriter” as such term is defined in the Securities Act, and any commissions paid or discounts or concessions allowed to any such person and any profits received on resale of the securities offered hereby may be deemed to be underwriting compensation under the Securities Act.

There can be no assurance that any selling stockholders will sell any or all of the common stock pursuant to this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

LEGAL MATTERS

The validity of the shares of our common stock will be passed upon for us by Locke Liddell & Sapp LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of Analytical Surveys, Inc. and subsidiaries as of September 30, 2003 and 2002, and for each of the years in the three-year period ended September 30, 2003 have been incorporated by reference in this registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The report of KPMG covering the September 30, 2003 financial statements refers to a change in the method of accounting for goodwill in 2002.

The report of KPMG covering the September 30, 2003 financial statements contains an explanatory paragraph that states that the Company has suffered significant operating losses in 2003 and 2002 and does not currently have any external financing in place to fund working capital and debt requirements, which raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainly.

The report of KPMG covering the September 30, 2003 financial statements contains an explanatory paragraph that states that the Company has restated the consolidated balance sheets as of September 30, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows for the years ended September 30, 2003 and 2002.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide prospective investors with different or additional information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

ANALYTICAL

SURVEYS, INC.

PROSPECTUS

Common Stock

(no par value)

September 7, 2004